UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 6)

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)
(Name of Subject Company)

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49-30) 468-1111

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone:  (212) 474-1000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 6 is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Schering AG on November 30, 2006 (the “Schedule 14D-9”). Capitalized terms defined in the Schedule 14D-9 and used herein without definition shall have the meanings specified in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the following information:

On May 3, 2007, Bayer Schering Pharma prevailed in both proceedings relating to the Domination Agreement. The Berlin District Court dismissed as unfounded the action contesting the shareholder resolution on the Domination Agreement passed at the extraordinary general meeting of Bayer Schering Pharma held on September 13, 2006. At the same time the Berlin District Court found in favor of Bayer Schering Pharma in the special proceedings (Freigabeverfahren), ruling that the shareholder actions brought neither prevent the registration of the Domination Agreement in the commercial register nor prejudice the effects of the registration. Either of these court decisions may be appealed within the applicable appeal period.

ITEM 9.    EXHIBITS.

Item 9 is amended and supplemented by adding thereto:

Exhibit Number	Description
(a)(22)	Press Release of Bayer Schering Pharma, dated May 3, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Schering Pharma Aktiengesellschaft

By:	/s/ Dr. Martin Eisenhauer
Name: Dr. Martin Eisenhauer
Title: Legal Counsel Bayer Schering Pharma AG

By:	/s/ Dr. Eva Schmid
Name: Dr. Eva Schmid
Title: Legal Counsel Bayer Schering Pharma AG

Dated:  May 4, 2007

EXHIBIT INDEX

Exhibit Number	Description
(a)(22)	Press Release of Bayer Shering Pharma, dated May 3, 2007